March 10, 2020

Lorenzo Barracco
Chairman and CEO
Mystic Holdings, Inc.
4145 Wagon Trail Avenue
Las Vegas, NV 89118

       Re: Mystic Holdings, Inc.
           Supplemental Response Letter
           Filed February 28, 2020
           File No: 024-11093

Dear Mr. Barracco:

     We have reviewed your response to our comment letter and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Supplemental Response dated February 28, 2020

General

1. We note your correspondence dated February 28, 2020 and will evaluate all responses in connection with your next amendment to the offering statement and your responses to all five comments. Based on your correspondence, please consider revising the offering statement to: (i) explain the status of the consents that are referenced in Section 2.01 of the
      Share Exchange Agreement; (ii) identify the affiliates who received but did not execute those consents and (iii) quantify their combined ownership (pre- and post-Reg. A.
      offering). Also revise the Offering Statement to clarify that you will seek shareholder approval for the Share Exchange after closing the Regulation A offering so that any purchasers in the Regulation A offering would have the opportunity to vote along with your three affiliated stockholders.
 Lorenzo Barracco
FirstName LastNameLorenzo Barracco
Mystic Holdings, Inc.
Comapany2020
March 10, NameMystic Holdings, Inc.
Page 2
March 10, 2020 Page 2
FirstName LastName
        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters.
Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Spencer G. Feldman, Esq.